Exhibit 21.1
SUBSIDIARIES OF DOXIMITY

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Curative Talent, LLC	Delaware, U.S.
Amion, LLC	Delaware, U.S.
Pathway Medical ULC	British Columbia, Canada
The Company has omitted certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of March 31, 2026.